-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 1 of 15 pages
-------------------------------                 -------------------------------

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                 Kirklands, Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    497498105
                                    ---------
                                 (CUSIP Number)

                    Direct any Notices and Communications to:
                    -----------------------------------------
                              George J. Mazin, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112

                                March 1, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------------                                                         -------------------------------
CUSIP No. 497498105                                                                     Page 2 of 15 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL, L.P.
                  77-0621714
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           2,828,294
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          2,828,294
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 497498105                                                                     Page 3 of 15 pages
-------------------------------                                                         -------------------------------



        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LONG DRIVE, L.P.
                  84-1639266
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           2,828,294
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          2,828,294
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 497498105                                                                     Page 4 of 15 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL GROUP, LLC
                  77-0621719
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           2,828,294
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          2,828,294
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 497498105                                                                     Page 5 of 15 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL GROUP, L.P.
                  04-377119
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           2,828,294
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          2,828,294
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 497498105                                                                     Page 6 of 15 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL MANAGEMENT, LLC
                  05-0630772
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           2,828,294
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          2,828,294
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 497498105                                                                     Page 7 of 15 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PHILIP TIMON
                  ###-##-####
         --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  UNITED STATES OF AMERICA
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           2,828,294
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          2,828,294
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.62%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    IN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 8 of 15 pages
-------------------------------                 -------------------------------


ITEM 1.  (a).     Name of Issuer: Kirklands, Inc.

                  (b). Address of Issuer's Principal Executive Offices:

                           805 North Parkway
                           Jackson, Tennessee 38305

                  (c).     Title of Class of Securities:  Common Stock

                  (d). CUSIP Number: 497498105

ITEM 2.  This Statement is being filed jointly by each of the following persons

         (i) Endowment Capital, L.P., is a Delaware limited partnership ("Endowment"), which is engaged in the private investment fund business. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. Endowment has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Endowment been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (ii) Long Drive, L.P., a Delaware limited partnership ("Long Drive"), which is engaged in the private investment fund business. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. Long Drive has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Long Drive been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (iii) Endowment Capital Group, LLC, a Delaware limited liability company, which serves as general partner to Endowment and Long Drive (the "General Partner"), and is engaged in the business of managing the business affairs of each. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The General Partner has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the General Partner been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (iv) Endowment Capital Group, L.P., a Delaware limited partnership, which serves as investment manager to Endowment and Long Drive (the "Manager"). The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The Manager has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the Manager been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the past five years;

         (v) Endowment Capital Management, LLC, a Delaware limited liability company (the "Managing Partner"), which serves as general partner to Endowment Capital Group, L.P., and is engaged

-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 9 of 15 pages
-------------------------------                 -------------------------------


in the business of managing the business affairs of Endowment Capital Group, L.P. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The Managing Partner has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the Managing Partner been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years; and

         (vi) Mr. Philip Timon, whose business address is 1105 North Market Street, 15th Floor, Wilmington, DE 19801, who serves as the managing member of the General Partner and the managing member of the Manager's general partner, and in such capacity is principally responsible for the management of the affairs of Endowment, Long Drive, the General Partner and the Manager. Mr. Timon has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Mr. Timon been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years. Mr. Timon is a United States citizen.

         Endowment, Long Drive, the General Partner, the Manager, the Managing Partner and Philip Timon are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons have invested an aggregate amount of $27,312,379.90 (exclusive of brokerage commissions) in the securities of the Issuer reported hereunder. The sources of the funds used to purchase the shares of the Issuer held by the Reporting Persons are the partnership assets of each of Endowment and Long Drive, representing the capital contributions of the General Partner and each limited partner of Endowment and Long Drive (including Philip Timon).

ITEM 4.  Purpose of Transaction.

         The securities of the Issuer reported hereunder by the Reporting Persons were acquired as a long-term investment in the Issuer by Endowment and Long Drive. In managing the investment portfolio of Endowment and Long Drive, the Manager utilizes a fundamental, research-driven process to identify companies as being fundamentally undervalued and possessing the potential for high growth. In implementing this process, the Manager identified the Issuer as a company satisfying its rigorous investment criteria.

         The Reporting Persons reserve the right to discuss various views and opinions with respect to the Issuer and its business plans with the Issuer or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Issuer's board of directors, senior management decisions and extraordinary business transactions.

         The Reporting Persons are not presently engaged in plans or contemplating proposals involving any of the items (b) through (j) of Item 4 of
Schedule 13D. However, the Reporting Persons may determine to engage in plans or make proposals involving any such items in the future.

-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 10 of 15 pages
-------------------------------                 -------------------------------


ITEM 5.  Interest in Securities of the Issuer.

         (a).  Aggregate shares held by each Reporting Person

               Endowment Capital, L.P.               2,828,294

               Long Drive, L.P.                      2,828,294

               Endowment Capital Group, LLC(1)       2,828,294

               Endowment Capital Group, L.P.(2)      2,828,294

               Endowment Capital Management, LLC(3)  2,828,294

               Philip Timon(4)                       2,828,294

         Percentage of class:

               Endowment Capital, L.P.               14.62%

               Long Drive, L.P.                      14.62%

               Endowment Capital Group, LLC          14.62%

               Endowment Capital Group, L.P.         14.62%

               Endowment Capital Management, LLC     14.62%

               Philip Timon                          14.62%

         (b).  Number of shares as to which such person has:

               (1)   Sole power to vote or to direct the vote:


------------------------------
(1) Endowment Capital Group, LLC is the General Partner of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon.

(2) Endowment Capital Group, L.P. is the investment manager of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of Philip Timon, the managing member of its general partner, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3) Endowment Capital Management, LLC is the general partner of Endowment Capital Group, L.P. subject to the overall control of Philip Timon, its managing member, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4) Philip Timon as the managing member is deemed to possess a controlling interest in the general partner of Endowment Capital Group, L.P. and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 11 of 15 pages
-------------------------------                 -------------------------------


              (i)      Endowment Capital, L.P.            0

              (ii)     Long Drive, L.P.                   0

              (iii)    Endowment Capital Group, LLC       0

              (iv)     Endowment Capital Group, L.P.      0

              (v)      Endowment Capital Management, LLC  0

              (vi)     Philip Timon                       0

              (2)      Shared power to vote or to direct the vote:

              (i)      Endowment Capital, L.P.            2,828,294

              (ii)     Long Drive, L.P.                   2,828,294

              (iii)    Endowment Capital Group, LLC       2,828,294

              (iv)     Endowment Capital Group, L.P.      2,828,294

              (v)      Endowment Capital Management, LLC  2,828,294

              (vi)     Philip Timon                       2,828,294

              (3)      Sole power to dispose or to direct the disposition of:

              (i)      Endowment Capital, L.P.            0

              (ii)     Long Drive, L.P.                   0

              (iii)    Endowment Capital Group, LLC       0

              (iv)     Endowment Capital Group, L.P.      0

              (v)      Endowment Capital Management, LLC  0

              (vi)     Philip Timon                       0

              (4)      Shared power to dispose or to direct the disposition of:

              (i)      Endowment Capital, L.P.            2,828,294

              (ii)     Long Drive, L.P.                   2,828,294

              (iii)    Endowment Capital Group, LLC       2,828,294

              (iv)     Endowment Capital Group, L.P.      2,828,294

              (v)      Endowment Capital Management, LLC  2,828,294

              (vi)     Philip Timon                       2,828,294


         (c). There have been no transactions in Securities of the Issuer by the Reporting Persons during the past 60 days.

-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 12 of 15 pages
-------------------------------                 -------------------------------



ITEM 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships in place among any of the Reporting Persons with respect to the Securities of the Issuer. The General Partner serves as the General Partner to both Endowment and Long Drive. The Manager serves as the investment manager to both Endowment and Long Drive. Each of the General Partner and the Manager are subject to the overall control of Philip Timon, as managing member of the General Partner and managing member of the general partner of the Manager, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares. Thus, the Reporting Persons could be deemed a "group" pursuant to Rule 13d-1(k) of Regulation 13D-G; however, the Reporting Persons neither admit nor deny that any such group exists. Nothing in this Schedule 13D shall be deemed an admission by any of the Reporting Persons that such person is a "beneficial owner" of the securities covered by this Schedule 13D.

-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 13 of 15 pages
-------------------------------                 -------------------------------


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                ENDOWMENT CAPITAL, L.P.

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Group,  LLC,
                                      general partner

                                LONG DRIVE, L.P.

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Group,  LLC,
                                      general partner

                                ENDOWMENT CAPITAL GROUP, LLC

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member

                                ENDOWMENT CAPITAL GROUP, L.P.

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Management,  LLC,
                                      general partner

                                ENDOWMENT CAPITAL MANAGEMENT, LLC

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member

                                PHILIP TIMON

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------

-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 14 of 15 pages
-------------------------------                 -------------------------------


EXHIBIT 1 -- AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 3rd day of March, 2006.


                                ENDOWMENT CAPITAL, L.P.

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Group,  LLC,
                                      general partner

                                LONG DRIVE, L.P.

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Group,  LLC,
                                      general partner

                                ENDOWMENT CAPITAL GROUP, LLC

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member

                                ENDOWMENT CAPITAL GROUP, L.P.

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Management,  LLC,
                                      general partner

-------------------------------                 -------------------------------
CUSIP No. 497498105                             Page 15 of 15 pages
-------------------------------                 -------------------------------


                               ENDOWMENT CAPITAL MANAGEMENT, LLC

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member


                                PHILIP TIMON

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------